EXHIBIT 99.1

B Communications Ltd. Announces Successful Completion

of Institutional Tender for New Series C Debentures

Received NIS 1.85 Billion (approximately $489 million) of binding commitments (out of about NIS 3 Billion offers) from Israeli institutional investors to purchase new Series C Debentures maturing in 2024. The net proceeds from the offering will be used to redeem the Company’s outstanding U.S. dollar denominated senior secured notes, and will further strengthen the Company's balance sheet and provide better financial and business flexibility.

Midroog Ltd. approved an Aa3.il Rating for the Series C Debentures that are expected to be offered pursuant to a shelf prospectus and a shelf offering report.

Ramat Gan, Israel - September 14, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), announced today that it received binding commitments from institutional investors to purchase approximately NIS 1.85 Billion (approximately $489 million), of its long-term unsecured Series C debentures that will mature in November 2024 (out of about NIS 3 Billion offers).

Main Terms:

Principal of the Series C Debentures will be payable in four equal annual installments payable on November 30 of each of the years 2020 through 2023 and one installment payable on November 30, 2024. Each of the first four installments will be equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures sold and the last installment will equal to 70% of such principal amount.

Both the principal and the interest are unlinked. The annual coupon, as was set in the tender, of 3.6% will be denominated in NIS. Such coupon will be maximum and opening coupon for the public tender. the Interest on the outstanding principal of the Series C Debentures is payable in semi-annual payments on May 31 and November 30 of each year, while the first interest payment will be paid on May 31, 2017 and the last interest payment will be payable together with the last principal payment on November 30, 2024.

The Tender:

In the tender, institutional investors committed to purchase approximately 1,850,000 units, each unit consists of NIS 1,000 of principal amount of the Series C Debentures.

The institutional tender was held on September 14, 2016 and commitments provided to the Company pursuant to the tender are binding. The Israeli public tender for the Series C Debentures, which will complete the offering, is expected to be held on or about September 18, 2016, subject to Tel Aviv Stock Exchange (TASE) approval. The Company has further announced that it will limit the acceptance of offers in the public tender to NIS 150 million (approximately $40 million), such that the total aggregate proceeds of the offering will not exceed NIS 2 billion (approximately $528 million).

Doron Turgeman, the Company's CEO commented: "We are extremely pleased with the results of the tender. As a result, we will achieve an approximately NIS 150 million annual decrease in our financial expenses beginning in 2017. The amazing decrease in our financial expenses will increase our net profit and will provide a quality yield for our investors. During the last two years our rating has been increased twice, while generating approximately a 20% dividend yield to our shareholders. The fact that so many investors participated in the tender speaks for itself. We intend to continue to reduce our leverage and provide our investors a quality dividend yield."

The issuance was led by Poalim IBI Underwriting and Issuing Ltd. and Discount Underwriting and Issuing Ltd.

The offering described in this press release is being made only to residents of Israel located in Israel and in accordance with TASE and Israel Securities Authority rules. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

All figures in dollars are presented herein for convenience only, based on current exchange rates.

This press release should not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Company’s securities.

About B Communications Ltd.:

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620